Noel M. Gruber* 1250 24th Street NW, Suite 700 Washington, DC 20037 ngruber@buckleysandler.com 202.349.8043

March 9, 2010

VIA EDGAR

Mr. Hugh West

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington DC 20549

RE:	Virginia Commerce Bancorp, Inc.
Form l0-K for Fiscal Year Ended December 3l 2008
Forms 10-Q for Fiscal Quarters Ended March 3l, 2009,
June 30, 2009 and September 30, 2009
File No.000-28635

Dear Mr. West

On behalf of Virginia Commerce Bancorp, Inc. (the “Company”), we hereby provide the Company’s response to your supplemental comment letter dated, February 17, 2010 in respect of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009. For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Notes to Consolidated Financial Statements

Note 1 - General - Fair Value Measurements, page 6

1.                                      We note your response to comment three of our letter dated August 24, 2009. In your response you state that when the property in question was transferred to foreclosed assets in March 2008 it was initially recorded at the “as is” fair value determined by a third party appraiser. Your response further clarifies that the “as developed” value was simply used as an internal metric to support your decision to invest additional funds to further develop the property and to justify capitalization of the development costs. Your response appears to conflict with the disclosure on page 13 of your September 30, 2009 Form 10-Q, which implies that collateral values are sometimes discounted to exclude entrepreneurial profit estimates.  Please revise your future filings to either remove or clarify this disclosure. Your disclosure should focus on the methods used to determine the fair value of impaired loans and foreclosed assets for accounting and reporting purposes.

The Company will revise its future filings to exclude the references to entrepreneurial profits, and will focus on the methods used to determine fair value.

2.                                      As a related matter, your disclosure on page 8 of your September 30, 2009 Form 10-Q states that foreclosed assets are carried at the lower of carrying amount or fair value loss costs to sell. Please tell us and revise your disclosure in future filings to describe the procedures you perform during each reporting period to assess the carrying amount of your foreclosed assets for impairment. For example, with respect to the foreclosed asset discussed in your response which you impaired by $2.7 million during the third quarter of 2009, tell us how you determined that the fair value of the property had not declined below the carrying amount in any prior reporting period.

The Company will revise future filings in accordance with the comment.

Reviews and discussions with regard to value and disposition of each foreclosed property are conducted monthly by the Company’s Special Assets Committee. The carrying value of a foreclosed asset is immediately adjusted down when new information is obtained, including a potentially acceptable offer, the sale of a similar property in the vicinity of one of our assets, and/or a change in the price the property is being listed for. With respect to the foreclosed asset discussed in the Company’s response letter of January 29, 2010, the fair value of the property was adjusted down in the third quarter of 2009 when the Company made the decision to accept a sales contract on the property.  The value ascribed to the property was the contract price less estimated selling expenses.

In prior periods, the Company was continuing to develop the property and believed the carrying amount was below the ultimate value it could receive. During prior periods, no information came to the Company’s attention that would have caused it to believe that the value had declined.  When such information came to its attention in the third quarter, it abandoned its plans to develop the property and accepted the proposed contract.

Note 2 Investment Securities, page 10

3.                                       We note your response to comment nine of our letter dated August 24, 2009. In your response you indicated that you would provide the requested disclosure in your future filings. However, it appears that you have only provided these disclosures for those pooled trust preferred securities for which you recognized OTTI as of September 30, 2009. Furthermore, your disclosure does not include all of the items requested in our original comment. Therefore, we are reissuing our comment. For each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with and revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Further, clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

The Company will revise future filings in accordance with the comment.  The Company regrets the inadvertent omission of certain responsive items.

The Company will include the information set forth below in the notes to its audited consolidated financial statements which will appear in its Form 10-K for the fiscal year ended December 31, 2009, and advises the Staff as follows.

As of December 31, 2009, the Company had three pooled trust preferred securities that were deemed to be other than temporarily impaired based on a present value analysis of expected future cash flows. These securities had a fair value of $1.1 million and an other-than-temporary impairment loss of $5.1 million, of which $3.3 million was recognized in other comprehensive loss, and $1.8 million was recognized in earnings. The following table provides further information on these three securities as of December 31, 2009 (in thousands):

Security	Class	Current Moody’s Ratings (Lowest Assigned Rating)	Par Value	Book Value/ Fair Value	Unrealized Loss	Current Defaults and Deferrals	% of Current Defaults and Deferrals to Current Collateral	Excess Sub (1)	Estimated Incremental Defaults Required to Break Yield (2)	Cumulative Other Comprehensive Loss (3)	Amount of OTTI Related to Credit Loss (3)
PreTSL VI	Mez	Caa1	$520	$301	$219	$25,000	61%	-24.09%	BROKEN	$151	$68
PreTSL X	B-1	Ca	2,018	313	1,705	174,125	34%	-30.63%	BROKEN	709	996
PreTSL XXVI	C-2	Ca	3,677	465	3,212	221,500	23%	-10.85%	BROKEN	2,455	757
Total			$6,215	$1,079	$5,136					$3,315	$1,821

As of December 31, 2009, the Company had one pooled trust preferred securities that was deemed to be temporarily impaired based on a present value analysis of expected future cash flows. These securities had a fair value of $951 thousand. The following table provides further information on this security as of December 31, 2009 (in thousands):

Security	Class	Current Moody’s Ratings (Lowest Assigned Rating)	Par Value	Book Value/ Fair Value	Unrealized Loss	Current Defaults and Deferrals	% of Current Defaults and Deferrals to Current Collateral	Excess Sub (1)	Estimated Incremental Defaults Required to Break Yield (2)	Cumulative Other Comprehensive Loss (3)	Amount of OTTI Related to Credit Loss (3)
PreTSL XXVII	B	B3	$2,847	$51	$1,896	$65,300	20%	5.35%	$70,500	$1,896	—

(1)          Excess subordination is the difference between the remaining performing collateral and the amount of bonds outstanding that are pari passu and senior to the class the Company owns. Negative excess subordination indicates there is not enough performing collateral in the pool to cover the outstanding balance of all classes senior to those the Company owns.

(2)          A break in yield for a given class means that defaults/deferrals have reached such a level that the class would not receive all of its contractual cash flows (principal and interest) by maturity (so that it is not just a temporary interest shortfall, but an actual loss in yield on the investment).  This represents additional defaults beyond those assumed in our cash flow modeling.

(3)          Pre-tax.

Management has evaluated each of these securities for potential impairment under EITF 99-20-1 (ASC 325 Investments-Other) and the most recently issued FSP guidance, and has reviewed each of the issues’ collateral participants most recent earnings, capital and loan loss reserve levels, and non-performing loan levels to estimate a future deferral and default rate in basis points for the remaining life of each security. For 2009, we used 75 basis points for all four securities in expected deferrals and defaults as a percentage of remaining collateral for future periods. In performing a detailed present value cash flow analysis for each security, the deferral and default rate was treated the same. If this analysis results in a present value of expected cash flows that is less than the amortized cost basis of a security (that is, a credit loss exists), an OTTI is considered to have occurred.  If there is no credit loss, any impairment is considered temporary. The cash flow analysis we performed used discount rates equal to the credit spread at the time of purchase for each security and then adding the current 3-month LIBOR spot rate.  The analysis also assumed 15% recoveries on deferrals after two years and prepayments of 1% per annum on each security. As of December 31, 2009, there were 4 out of 5 performing banks in PreTSL VI, 41 out of 57 in PreTSL X, 14 out of 64 in PreTSL VVXI, and 31 out of 42 in PreTSL VVXII.

4.                                      We note your response to comment two of our letter dated November 3, 2009 and the disclosure on page 12 of your September 30, 2009 Form 10-Q related to your deferral and default projections. We note that your TPS have significantly different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested. Based on your disclosure that your estimate of future deferrals/defaults was the same for each security (75 bps), it does not appear that you have analyzed the specific collateral underlying each of your securities to assess their credit risk to support your projected deferral/default assumptions.  Consistent with the guidance in ASC 320-10-35 (particularly paragraphs 33F-33I), we believe it is appropriate to look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption for all of your securities is not a reasonable methodology consistent with the guidance.  Therefore, please revise your OTTI methodology for pooled TPS to analyze the specific credit characteristics of the collateral underlying each individual security as the basis for your credit deferral/default assumptions. Please also analyze the results of this revised methodology to determine whether you had a material error in your financial statements for the quarterly and year-to-date periods ended June 30, 2009 and September 30, 2009. Provide us with a copy of your revised OTTI methodology and materiality analysis.

The Company advises the staff as follows. The Company reviewed the underlying issuer list, as of September 30, 2009, for each pooled security that it owned, and ranked each bank from low to medium to high in terms of an expectation of future deferrals or defaults. The rankings were based on recent earnings, capital levels, loan loss reserve levels, and non-performing loan levels. The rankings were assigned a default rate, those rates were applied to each of the performing collateral banks and then were added together and then divided by the total remaining performing collateral in each pool. For PreTSL VI, we calculated 40 basis points, for PreTSL X we calculated 50 basis points, and for PreTSL XXVI and XXVII we calculated 60 and 30 basis points, respectively. The Company then re-calculated the present value of future cash flows for each pool using these revised deferral and default assumptions for the reported periods ending September 30, 2009, and December 31, 2009. The following tables compare the results of using these recalculated deferral and default rates versus the 75 basis points used in 2009.

Year-to-date September 30, 2009

  (In thousands)

	As Reported:	Recalculated
Security	Amount of OTTI Related to Credit Loss (1)	Amount of OTTI Related to Credit Loss (2)
PreTSL VI	$9	$0
PreTSL X	409	326
PreTSL VVXI	0	0
PreTSL VVXII	0	0

(1)          Using 75 basis points for each pool.

(2)          Using the revised basis point assumptions

Year-to-date December 31, 2009

  (In thousands)

	As Reported:	Recalculated
Security	Amount of OTTI Related to Credit Loss (1)	Amount of OTTI Related to Credit Loss (2)
PreTSL VI	$68	$57
PreTSL X	996	919
PreTSL VVXI	757	471
PreTSL VVXII	0	0

(1)          Using 75 basis points for each pool.

(2)          Using the revised basis point assumptions

The Company believes that the resulting aggregate difference between the two calculations at September 30, 2009, $92 thousand on a pre-tax basis, and $60 thousand on an after tax basis (using a 35% rate) does not constitute a material error in its financial statements in light of the Company’s reported results of a loss of $40.8 million for the nine months ended September 30, 2009, and an after tax loss difference of $243 thousand for the year ended December 31, 2009, as compared to a reported loss of $37.9 million does not constitute a material error in its financial statements.

At June 30, 2009, the Company reported a year-to-date OTTI related credit loss of $138 thousand, or $90 thousand after tax, on PreTSL X. Using the lower deferral and default rates on that pool would have produced a credit loss of $92 thousand and an after tax loss of $59 thousand and it would not constitute a material error compared to a $9.6 million year-to-date loss at that time. The other three pools did not have an OTTI related credit loss at June 30, 2009, and therefore, using the lower deferral and default rates calculated, versus the 75 basis points used at that time, would still reflect no OTTI related to credit loss on those three pools at that time.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Allowance for Loan Losses/Provision for Loan Loss Expense, page 23

5.                                      We note that you increased your allowance for loan losses from $39.0 million (l.72% of total loans; 35.0% of non-performing loans) at June 30, 2009 to $70.1 million (3.15%of total loans; 80.5% of non-performing loans) at September 30, 2009. You disclose that the significant increase in the allowance was not an indication of heightened concern or expectations of further credit deterioration but rather it was an attempt to increase the coverage ratio on a one-time basis relative to the current level of non-performing loans and in recognition of continued economic uncertainty in regard to the commercial real estate market.

Please provide us with a detailed analysis of how you determined that such a one-time adjustment was necessary in order to bring your allowance to a level that reflects your best estimate of probable losses inherent in your loan portfolio. In your response, please compare and contrast your methodology for determining the periodic provisions for all quarterly and annual periods presented, including the coverage ratio you refer to and any other internal metrics you use to evaluate the appropriateness of the allowance for loan losses taking into account the level of non-performing loans and economic conditions in the commercial real estate market. For example, if you changed, altered or otherwise refined any portion of your allowance for loan losses methodology, please discuss. Additionally, when you discuss economic conditions, it would be helpful to understand the level of macro and micro economic information you previously considered and what you recently considered such as national trends, specific local information in your primary lending markets or a combination of both and how this translates into the specific provision or coverage ratio(s) that management believes are appropriate.

Finally, please carefully consider the above information in totality to ensure that your response specifically explains why you believe your allowance for loan losses in prior periods was appropriate (i.e. not understated). Please provide sufficient persuasive evidence, including a level of granularity necessary to understand management’s considerations for the periods presented, particularly in light of the fact that you determined that a significant increase was required in the current period absent any further deterioration in credit quality. We may have additional comments upon receipt and review of your response.

The Company advises the Staff as follows: The increase in the Company’s allowance for loan losses from $39.0 million at June 30, 2009, to $70.1 million at September 30, 2009, was due to a significant increase in specific reserves on impaired loans of $13.1 million, and an increase in the Company’s historical loss factors due to a significant increase in net charge-offs during the quarter of $17.9 million. Prior to the period ending September 30, 2009, the Company was using a peer group average for historical loss factors as the Company’s historical factors were very low with an average of net charge-offs to average loans outstanding in 2008 and 2007, of 0.51% and 0.01%, respectively. As net charge-offs to average loans outstanding then increased in 2009, to a year-to-date percentage of 2.06%, from 1.27% at June 30, 2009, the Company recalculated its loss factors and applied them to it’s calculation of general loan loss reserves. The Company also made a 20 basis point adjustment in its qualitative factors on commercial real estate loans due to increases in the level of these loans 30 to 89 days past due from $8.7 million at June 30, 2009, to $22.2 million at September 30, 2009. That adjustment increased the general loan loss allowance by approximately $2.0 million. The following compares our allowance for loan loss reserves at June 30, 2009, and September 30, 2009:

(In thousands)	6/30/2009	As % of Un-criticized loans	9/30/2009	As % of Un-criticized loans	Total reserve increase
General Reserves	$18,181	0.89%	$36,258	1.84%	$18,077
Specific Reserves	20,797	NA	33,856	NA	$13,059
Total Reserves	$38,978		$70,114		$31,136

While the Company noted that the increase in the allowance was not an indication of heightened concern or expectations of further credit deterioration but rather it was an attempt to increase the coverage ratio on a one-time basis relative to the level of non-performing loans and in recognition of continued economic uncertainty in regard to the commercial real estate market, the coverage ratio is just a result of the increase and not a metric in the Company’s methodology for determining the appropriate level of reserves and the resulting provisions required. In retrospect, the Company recognizes that it should not have referred to the coverage ratio in a manner that makes it seem as a part of our allowance for loan loss methodology.  The Company’s methodology, as noted in our reports under critical accounting polices remains as follows:

Our allowance for loan losses has two basic components:  the specific allowance and the unallocated allowance.  Each of these components is determined based upon estimates that can and do change when the actual events occur.  The specific allowance is used to individually allocate an allowance for impaired loans. Impairment testing includes consideration of the borrower’s overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses based on the Company’s calculation of the loss embedded in the individual loan. Large groups of smaller balance, homogeneous loans, representing 1-4 family residential first and second trusts, including home equity lines-of-credit,  are collectively evaluated for impairment based upon factors such as levels and trends in delinquencies, trends in loss and problem loan identification, trends in volumes and concentrations, local and national economic trends and conditions including estimated levels of housing price depreciation/homeowner’ loss of equity, competitive factors and other considerations. These factors are converted into reserve percentages and applied against the homogenous loan pool balances. Impaired loans which meet the criteria for substandard, doubtful and loss are segregated from performing loans within the portfolio.  Internally classified loans are then grouped by loan type (commercial, commercial real estate, commercial construction, residential real estate, residential construction or installment). The unallocated formula is used to estimate the loss of non-classified loans. These un-criticized loans are also segregated by loan type and allowance factors are assigned by management based on delinquencies, loss history, trends in volume and terms of loans, effects of changes in lending policy, the experience and depth of management, national and local economic trends, concentrations of credit, quality of the loan review system and the effect of external factors (i.e. competition and regulatory requirements). The factors assigned differ by loan type.  The unallocated allowance recognizes potential losses whose impact on the portfolio has yet to be recognized by a specific allowance. Allowance factors and the overall size of the allowance may change from period to period based on management’s assessment of the above described factors and the relative weights given to each factor.

The Company believes that its allowance for loan losses for periods prior to September 30, 2009, were appropriate and were appropriately adjusted for the period ending September 30, 2009, due to factors noted as having occurred in that period.

Please do not hesitate to contact the undersigned at 202.349.8043, by fax at 202.349.8080, or by email at ngruber@buckleysandler.com, if you have any questions regarding this response, have any further comments, or require further information.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber
* Licensed only in Maryland and Pennsylvania
Not admitted in the District of Columbia
Supervised by David Baris

cc:                                 Peter A. Converse

William Friar

Angela Connell

Jessica Livingston